UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On January 25, 2023, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), issued a press release announcing that an independent Data and Safety Monitoring Board (the “DSMB”) has completed its prespecified data review for the first cohort of patients in the Company’s ongoing Phase I/II cell therapy clinical trial of AllocetraTM in patients with advanced-stage solid tumors. The DSMB recommended that the study continue as designed. The Israeli Ministry of Health had reviewed the data and provided regulatory clearance to continue the study and open the study’s additional cohorts. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on January 25, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: January 25, 2023

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